Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year Ended December 31,
	2005	2006	2007	2008		2009
Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	331	405	578	(813)		(107)
Add:
Fixed charges, net of capitalized interest	262	289	251	277		288
Total earnings available for fixed charges	593	694	829	(536)		181
Fixed charges (1):
Interest expense, net	181	208	187	174		226
Add back interest income, which is netted in interest expense	8	11	6	6		1
Add back refinance charges/gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	—	—	—	41		20
Interest expense—subordinated convertible debentures, net	14	13	9	9		(4)
Capitalized interest	1	1	2	1		1
Interest component of rent expense	55	53	49	47		45
Interest expense—discontinued operation	4	4	—	—		—
Fixed charges	263	290	253	278		289
Ratio of earnings to fixed charges	2.3x	2.4x	3.3x	—	(2)(3)	— (2)

(1)	Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.
(2)	Due to our losses for the years ended December 31, 2009 and 2008, the ratio coverage was less than 1:1 for these years. We would have had to have generated additional earnings of $108 and $814 for the years ended December 31, 2009 and 2008, respectively, to have achieved coverage ratios of 1:1.
(3)	The loss for the year ended December 31, 2008 includes the effect of an $1,147 pretax non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.2x for the year ended December 31, 2008.